EXHIBIT 99.1                           EARNINGS NEWS RELEASE DATED APRIL 3, 2002
--------------------------------------------------------------------------------

                                                                   NEWS FROM UTi

Contacts:

Lawrence R. Samuels                             Cecilia Wilkinson/Julie MacMedan
Chief Financial Officer                                     PondelWilkinson MS&L
UTi Worldwide Inc.                                                  310.207.9300
310.604.3311                                                 investor@pondel.com


                   UTi WORLDWIDE REPORTS 2002 FISCAL YEAR-END
                           AND FOURTH QUARTER RESULTS
     --IMPROVED OPERATING INCOME PRODUCES 15(CENTS) EPS IN FOURTH QUARTER--

Rancho Dominguez, California - April 3, 2002 - UTi Worldwide Inc. (Nasdaq:UTIW) today reported its results for the fiscal year and fourth quarter ended January 31, 2002.

For the fiscal 2002 year, UTi's gross revenues rose 3 percent to $889.8 million, compared with $863.3 million a year ago. Net revenues for the year totaled $304.6 million, compared with $301.8 million in fiscal 2001. The global economic slowdown, combined with weakening foreign exchange rates, particularly the South African rand, negatively impacted the U.S. dollar-reported revenues for the current fiscal year, compared with last year. On a constant currency basis using exchange rates in effect for the prior year, gross revenues would have been $953.3 million and net revenues would have been $334.9 million, improving 10 percent and 11 percent, respectively, over fiscal 2001.

Net income for fiscal 2002 totaled $19.2 million, or $0.75 per diluted share, compared with net income of $18.5 million, or $0.88 per diluted share, for fiscal 2001.

Net income for fiscal 2002 reflects an effective tax rate of 28 percent, contrasted to an effective tax rate of 24 percent for the prior year. In addition, the U.S. initial public offering of UTi ordinary shares in November 2000 resulted in a higher weighted average number of shares outstanding for the 2002 fiscal year when compared with the 2001 fiscal year. Fiscal 2001 reflects two non-cash items: a charge for compensation expense of $3.0 million related to final incentive plan distributions included in staff costs, and the recognition of a cumulative foreign exchange translation gain of $2.6 million arising from the liquidation of a non-operating subsidiary. Excluding these items, net income for fiscal 2001 totaled $18.8 million, or $0.89 per diluted share.

For fiscal year 2002, operating income increased 9 percent to $29.7 million from $27.2 million a year earlier, excluding the aforementioned $3.0 million of non-cash compensation expense for the 2001 fiscal year. The operating income margin, excluding the aforementioned non-cash compensation expense for fiscal 2001 and amortization of goodwill, improved by 110 basis points to 11.5 percent for fiscal 2002, compared with the prior year.

"Although our performance in 2002 was restrained by the world economic slowdown, we are pleased with our achievements in terms of cost control; operating income growth; integration of our Continental acquisition in Asia; completion of our January 2002 warehousing acquisition in Spain and Portugal; and the rollout of our five-year strategic growth plan. Last year also demonstrated the value of the geographic balance of our global operations," said Roger I. MacFarlane, UTi's chief executive officer.

"We are particularly pleased by the strong profit performance from our business in Africa despite the steep decline in the South African rand. In addition, our strategic efforts to grow UTi's Asia Pacific business have resulted in outstanding performance in that region, underscored by almost 20 percent growth in net revenues and 29 percent increase in operating income for the fourth quarter. Asia Pacific gains were achieved through organic growth as well as the successful integration of the Continental acquisition made during the third quarter of fiscal 2001. These achievements are particularly impressive in the face of a weak economy and reinforce our belief that UTi Worldwide is well positioned to capture additional market share in the Asia Pacific region," MacFarlane said.

"In January 2002, we significantly enhanced our depth of service as well as our global footprint with the acquisition of Grupo SLI, a warehousing and logistics services provider headquartered in Madrid, Spain. With this acquisition, UTi now has approximately 3 million square feet of warehouse space in Europe, and gained a progressive management team, led by Carlos and Jose-Maria Escario," said MacFarlane.

For the fiscal 2002 fourth quarter, UTi's gross revenues were $219.8 million, compared with $220.5 million in the corresponding year-earlier period. Net revenues for the quarter totaled $71.8 million, compared with $77.9 million in the same quarter of fiscal 2001. Fiscal 2002 fourth quarter gross and net revenues were constrained by weak global economic conditions and the steep decline in the South African rand that affected the company's U.S. dollar-reported financial results. On a constant currency basis using exchange rates in effect for the prior-year fourth quarter, gross revenues would have been $238.6 million and net revenues would have been $81.6 million, improving 8 percent and 5 percent, respectively, over the year-ago period.

Net income for the fiscal 2002 fourth quarter totaled $3.8 million, or $0.15 per diluted share, compared with net income of $6.5 million, or $0.26 per diluted share, for the fourth quarter of fiscal 2001. Net income for the fourth quarter of fiscal 2002 reflects an effective tax rate of 35 percent, contrasted to an effective tax rate of 17 percent for the comparable 2001 period.

The prior-year fourth quarter net income includes $700,000 of the previously mentioned $3.0 million compensation expense and recognition of a cumulative foreign exchange translation gain of $2.6 million. Excluding these two items, both of which were non-cash, fiscal 2001 fourth quarter net income would have been $4.6 million, or $0.18 per diluted share.

Operating income increased 11 percent to $6.4 million in the current fourth quarter, from $5.8 million last year, excluding the non-cash charge for compensation expense of $700,000 described above for the prior-year fourth quarter. The operating income margin, also excluding the non-cash charge for compensation expense for the fiscal 2001 fourth quarter and amortization of goodwill, increased to 11 percent, a 100 basis point improvement over the prior-year period. "UTi Worldwide adjusted costs to match lower levels of business, producing higher operating profits in the face of a difficult operating climate after September 11. Nonetheless, higher taxes in the fourth quarter of fiscal 2002 offset these gains when compared with the fourth quarter last year. Cost management was critical in the Americas region where net revenues declined by 20 percent over the prior year quarter. We commend our Americas team for their dedicated efforts to align costs in the region, as well as maintaining high air and ocean yields," said MacFarlane.

"The global marketplace in the fourth quarter was full of challenges for our customers, our carriers and our employees. In this environment, our employees have done an extraordinary job of supporting our existing customers as well as pursuing opportunities for new business," said MacFarlane. "We are encouraged by signs of strengthening ocean freight business early in the first quarter of fiscal 2003. However, we are not yet seeing signs of sustained improvement in the airfreight business, particularly in the U.S. Therefore, we remain cautious and continue to manage costs in our operations."

As of January 31, 2002, UTi reported total cash and equivalents, net of bank lines of credit and short-term borrowings, of $55.0 million, after funding acquisitions and earn-out payments of $21.9 million. This compares with a balance of $54.2 million last year. "We generated $33.4 million in free cash flow for the fiscal year, reflecting a strong performance in working capital management in a tough economic environment," MacFarlane said.

In February 2002, the company announced the rollout across the global organization of its strategic growth plan for the next five years, entitled NextLeap. "Through the NextLeap initiative, UTi Worldwide plans to gain strategic customers through a solutions-based approach; accelerate our annual rate of net revenue growth; further strengthen operating margins; raise the skills of employees through increased training; and implement a new profit-based incentive program designed to drive higher performance," MacFarlane added. "We believe these platforms will push our company to new levels of achievement."

ABOUT UTi WORLDWIDE

UTi Worldwide Inc. is a global, non-asset based supply chain management business providing logistics services and planning and optimization solutions. The company's services include freight forwarding, customs brokerage and warehousing services such as coordination of shipping and storage of raw materials, supplies, components and finished goods. Through its supply chain planning and optimization services, the company assists clients in designing and implementing systems that improve predictability and visibility and reduce the overall costs of their supply chains. The company has a global and diverse business customer base ranging from large multinational enterprises to smaller local businesses. For more information about the company visit its Web site at www.go2uti.com.

INVESTOR CONFERENCE CALL

UTi management will host an investor conference call today, Wednesday, April 3, 2002, at 7:00 a.m. PST (10:00 a.m. EST) to review the company's financials and operations for the fourth quarter and year-end periods and to discuss future outlook. The call will be open to all interested investors through a live, listen-only audio broadcast available over the Internet at www.go2uti.com and www.companyboardroom.com. For those who are not able to listen to the live broadcast, the call will be archived for two weeks through 6:00 p.m. PST, Wednesday, April 17, 2002 on both Web sites. A telephonic playback of the conference call also will be available during that same timeframe by calling 800-633-8284 (domestic) or 858-812-6440 (international) and using Reservation No. 20470610.

SAFE HARBOR STATEMENT

Certain statements in this news release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Such statements may include, but are not limited to, the company's discussion of its growth strategy and integration of acquisitions. Many important factors may cause the company's actual results to differ materially from those discussed in any such forward-looking statements, including increased competition; integration risks associated with acquisitions; the effects of changes in foreign exchange rates; changes in the company's effective tax rates; industry consolidation making it more difficult to compete against larger companies; general economic, political and market conditions, including those in Africa, Asia and Europe; risks of international operations; the success and effects of new strategies; disruptions caused by conflicts, wars and terrorism; and the other risks and uncertainties described in the company's filings with the Securities and Exchange Commission. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi's objectives or plans will be achieved. The historical results achieved by the company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #

                                 (Tables Follow)

UTi WORLDWIDE INC.
CONDENSED CONSOLIDATED INCOME STATEMENTS
(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s, except share and per share amounts)

                                                      Three Months Ended             Twelve Months Ended
                                                 ----------------------------    ----------------------------
                                                         January 31,                     January 31,
                                                 ----------------------------    ----------------------------
                                                     2002            2001            2002            2001
                                                 ------------    ------------    ------------    ------------
                                                         (Unaudited)
Gross revenue:
    Airfreight forwarding                        $    123,552    $    119,934    $    491,946    $    474,213
    Ocean freight forwarding                           62,554          67,819         255,272         254,054
    Customs brokerage                                  12,981          11,911          55,875          58,104
    Other                                              20,705          20,844          86,693          76,888
                                                 ------------    ------------    ------------    ------------
        Total gross revenue                      $    219,792    $    220,508    $    889,786    $    863,259
                                                 ============    ============    ============    ============

Net revenue:
    Airfreight forwarding                        $     31,908    $     38,847    $    142,312    $    145,594
    Ocean freight forwarding                           15,247          15,470          58,633          54,461
    Customs brokerage                                  12,472          11,779          54,034          55,295
    Other                                              12,146          11,832          49,580          46,496
                                                 ------------    ------------    ------------    ------------
        Total net revenue                              71,773          77,928         304,559         301,846
                                                 ------------    ------------    ------------    ------------

Staff costs                                            37,141          39,022         156,005         154,426
Depreciation                                            2,418           2,344           9,411           9,060
Amortization of goodwill                                1,174           1,106           5,339           4,306
Other operating expenses                               24,635          30,373         104,134         109,846
                                                 ------------    ------------    ------------    ------------

Operating income                                        6,405           5,083          29,670          24,208
Interest (expense) income, net                           (261)            295          (1,210)         (2,221)
Gains on foreign exchange                                 477           2,766              17           3,636
                                                 ------------    ------------    ------------    ------------

Pretax income                                           6,621           8,144          28,477          25,623
Income tax expense                                     (2,294)         (1,377)         (7,970)         (6,208)
                                                 ------------    ------------    ------------    ------------

Income before minority interests                        4,327           6,767          20,507          19,415
Minority interests                                       (529)           (257)         (1,349)           (962)
                                                 ------------    ------------    ------------    ------------
Net income(1)                                    $      3,798    $      6,510    $     19,158    $     18,453
                                                 ============    ============    ============    ============

Basic earnings per ordinary share                $       0.15    $       0.26    $       0.76    $       0.95
Diluted earnings per ordinary share(1)           $       0.15    $       0.26    $       0.75    $       0.88

Number of weighted-average shares
  outstanding used for per share calculations:
    Basic shares                                   25,244,989      24,742,368      25,233,394      19,345,036
    Diluted shares                                 25,531,846      25,434,354      25,501,864      21,053,432

(1) For the three months ended January 31, 2001, amount includes a $1.9 million, or $0.08 per diluted share, net gain from special items; and for the fiscal year ended January 31, 2001, a net expense related to special items of $335,000, or $0.01 per diluted share.

UTi WORLDWIDE INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Prepared in Accordance with U. S. Generally Accepted Accounting Principles) (US$000s)

                                                          As of January 31,
                                                       ------------------------
                                                         2002           2001
                                                       ---------      ---------
ASSETS

Cash and cash equivalents                              $  87,594      $  98,372
Trade receivables, net                                   180,866        212,860
Other current assets                                      23,518         23,551
                                                       ---------      ---------
    Total current assets                                 291,978        334,783

Property, plant and equipment, net                        31,185         34,952
Goodwill, net                                             76,611         68,043
Investments                                                  215            209
Deferred income tax assets                                 1,431          1,469
Other non-current assets                                   3,191          4,297
                                                       ---------      ---------
    Total assets                                       $ 404,611      $ 443,753
                                                       =========      =========

LIABILITIES & SHAREHOLDERS' EQUITY

Bank lines of credit                                   $  21,062      $  32,609
Short-term borrowings                                     11,518         11,570
Current portion of capital lease obligations               1,780          2,307
Trade payables and other accrued liabilities             173,113        188,902
Income taxes payable                                       4,743          3,747
Deferred income tax liabilities                              842            213
                                                       ---------      ---------
    Total current liabilities                            213,058        239,348

Long-term bank borrowings                                  1,192          3,159
Capital lease obligations                                  5,726          8,672
Deferred income tax liabilities                            1,566          2,377
Pension obligations                                          693            682
                                                       ---------      ---------
    Total long-term liabilities                            9,177         14,890

Minority interests                                         2,522          2,027

Commitments and contingencies

Shareholders' equity:
    Common stock                                         207,143        206,626
    Retained earnings                                     36,608         19,376
    Accumulated other comprehensive loss                 (63,897)       (38,514)
                                                       ---------      ---------
        Total shareholders' equity                       179,854        187,488
                                                       ---------      ---------

        Total liabilities and shareholders' equity     $ 404,611      $ 443,753
                                                       =========      =========

UTi WORLDWIDE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s)

                                                               For the Year Ended
                                                             ----------------------
                                                                  January 31,
                                                             ----------------------
                                                               2002          2001
                                                             --------      --------
OPERATING ACTIVITIES:
Net income                                                   $ 19,158      $ 18,453
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Stock compensation costs                                      300         3,844
    Depreciation                                                9,411         9,060
    Amortization of goodwill                                    5,339         4,306
    Deferred income taxes                                       1,295           941
    Gain on disposal of property, plant and equipment            (187)         (236)
    Loss on disposal of other investments                          --           362
    Other                                                       1,326           328
    Changes in operating assets and liabilities:
      Decrease/(increase) in trade receivables and other
        current assets                                         23,273       (61,669)
      (Decrease)/increase in trade payables and other
        accrued liabilities                                   (16,829)       57,265
                                                             --------      --------
    Net cash provided by operating activities                  43,086        32,654
                                                             --------      --------

INVESTING ACTIVITIES:
Purchases of property, plant and equipment                     (8,711)      (10,121)
Proceeds from disposal of property, plant and equipment           912           887
Proceeds from disposal of other investments                        63           664
Acquisition of subsidiaries and contingent payments           (21,868)      (31,202)
Purchases of marketable securities                                (83)         (262)
Other                                                              --          (240)
                                                             --------      --------
    Net cash used in investing activities                     (29,687)      (40,274)
                                                             --------      --------

FINANCING ACTIVITIES:
(Decrease)/increase in bank lines of credit                   (14,225)       12,451
Increase in short-term borrowings                                 168         9,437
Long-term bank borrowings - advanced                              116         2,988
Long-term bank borrowings - repaid                                (72)         (181)
Capital lease obligations - repaid                             (1,985)       (2,049)
Decrease in minority interests                                   (532)           --
Proceeds from issuance of ordinary shares                         217        72,795
Dividends paid                                                 (1,926)       (3,118)
                                                             --------      --------
    Net cash (used in)/provided by financing activities       (18,239)       92,323
                                                             --------      --------

Net (decrease)/increase in cash and cash equivalents           (4,840)       84,703

Cash and cash equivalents at beginning of period               98,372        20,760
Effect of foreign exchange rate changes                        (5,938)       (7,091)
                                                             --------      --------
Cash and cash equivalents at end of period                   $ 87,594      $ 98,372
                                                             ========      ========

UTi WORLDWIDE INC.
SEGMENT REPORTING
(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s)

                                                       THREE MONTHS ENDED JANUARY 31, 2002
                                        -----------------------------------------------------------------
                                                             (Unaudited)
                                        Europe    Americas   AsiaPacific   Africa    Corporate    Total
                                        -------   --------   -----------   -------   ---------   --------
Gross revenue from external customers   $68,942   $58,201      $64,924     $27,725    $    --    $219,792
                                        =======   =======      =======     =======    =======    ========

Net revenue                             $16,269   $21,438      $14,926     $19,140    $    --    $ 71,773
Staff costs                               9,637    12,702        6,718       7,097        987      37,141
Depreciation                                776       560          562         429         91       2,418
Amortization of goodwill                     49       611          461          53         --       1,174
Other operating expenses                  3,813     7,270        4,491       7,987      1,074      24,635
                                        -------   -------      -------     -------    -------    --------
Operating income                        $ 1,994   $   295      $ 2,694     $ 3,574    $(2,152)      6,405
                                        =======   =======      =======     =======    =======
Interest expense, net                                                                                (261)
Gains on foreign exchange                                                                             477
                                                                                                 --------
Pretax income                                                                                       6,621
Income tax expense                                                                                 (2,294)
                                                                                                 --------
Income before minority interests                                                                 $  4,327
                                                                                                 ========


                                                       THREE MONTHS ENDED JANUARY 31, 2001
                                        -----------------------------------------------------------------
                                                             (Unaudited)
                                        Europe    Americas   AsiaPacific   Africa    Corporate    Total
                                        -------   --------   -----------   -------   ---------   --------
Gross revenue from external customers   $57,404   $79,425      $57,301     $26,378    $    --    $220,508
                                        =======   =======      =======     =======    =======    ========

Net revenue                             $16,345   $26,826      $12,492     $22,265    $    --    $ 77,928
Staff costs                               8,662    14,461        6,570       7,652      1,677      39,022
Depreciation                                721       516          326         909       (128)      2,344
Amortization of goodwill                    101       451          455          99         --       1,106
Other operating expenses                  5,316     9,532        3,052      11,981        492      30,373
                                        -------   -------      -------     -------    -------    --------
Operating income                        $ 1,545   $ 1,866      $ 2,089     $ 1,624    $(2,041)      5,083
                                        =======   =======      =======     =======    =======
Interest income, net                                                                                  295
Gains on foreign exchange                                                                           2,766
                                                                                                 --------
Pretax income                                                                                       8,144
Income tax expense                                                                                 (1,377)
                                                                                                 --------
Income before minority interests                                                                 $  6,767
                                                                                                 ========

UTi WORLDWIDE INC.
SEGMENT REPORTING
(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s)

                                                       TWELVE MONTHS ENDED JANUARY 31, 2002
                                        -------------------------------------------------------------------
                                         Europe    Americas   AsiaPacific    Africa    Corporate    Total
                                        --------   --------   -----------   --------   ---------   --------
Gross revenue from external customers   $264,280   $258,008    $242,950     $124,548    $    --    $889,786
                                        ========   ========    ========     ========    =======    ========

Net revenue                             $ 62,457   $ 94,045    $ 60,075     $ 87,982    $    --    $304,559
Staff costs                               35,632     56,614      26,238       33,373      4,148     156,005
Depreciation                               2,571      2,462       1,775        2,264        339       9,411
Amortization of goodwill                     531      3,096       1,432          280         --       5,339
Other operating expenses                  16,262     29,859      18,098       38,860      1,055     104,134
                                        --------   --------    --------     --------    -------    --------
Operating income                        $  7,461   $  2,014    $ 12,532     $ 13,205    $(5,542)     29,670
                                        ========   ========    ========     ========    =======
Interest expense, net                                                                                (1,210)
Gains on foreign exchange                                                                                17
                                                                                                   --------
Pretax income                                                                                        28,477
Income tax expense                                                                                   (7,970)
                                                                                                   --------
Income before minority interests                                                                   $ 20,507
                                                                                                   ========


                                                        TWELVE MONTHS ENDED JANUARY 31, 2001
                                        -------------------------------------------------------------------
                                         Europe    Americas   AsiaPacific    Africa    Corporate    Total
                                        --------   --------   -----------   --------   ---------   --------
Gross revenue from external customers   $266,560   $293,150    $179,286     $124,263    $    --    $863,259
                                        ========   ========    ========     ========    =======    ========

Net revenue                             $ 62,702   $100,577    $ 42,992     $ 95,575    $    --    $301,846
Staff costs                               33,024     58,548      19,929       40,315      2,610     154,426
Depreciation                               2,525      2,119       1,060        3,292         64       9,060
Amortization of goodwill                     564      2,516         879          347         --       4,306
Other operating expenses                  19,882     32,982      12,188       44,279        515     109,846
                                        --------   --------    --------     --------    -------    --------
Operating income                        $  6,707   $  4,412    $  8,936     $  7,342    $(3,189)     24,208
                                        ========   ========    ========     ========    =======
Interest expense, net                                                                                (2,221)
Gains on foreign exchange                                                                             3,636
                                                                                                   --------
Pretax income                                                                                        25,623
Income tax expense                                                                                   (6,208)
                                                                                                   --------
Income before minority interests                                                                   $ 19,415
                                                                                                   ========